Pansoft Shareholders Vote to Approve Going Private Transaction

JINAN, China, September 28, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company has completed extraordinary meeting of stockholders (the “2012 Special Meeting”) for the fiscal year ended June 30, 2012 on Wednesday, September 26, 2012, at 9:15 a.m. Eastern Daylight Time (EDT), by web conference.

The following proposals have been voted and approved by the shareholders.

1.	To adopt the agreement and plan of merger, dated as of May 16, 2012 (the “Merger Agreement”), by and among Pansoft Company Limited, Timesway Group Limited and Genius Choice Capital Limited as it may be amended from time to time, and approve the transactions contemplated by the Merger Agreement, including the Merger.

During the 2012 Special Meeting, 72.08% of the total outstanding shares of Pansoft exercised their voting rights. Of the shares that were voted, 3,915,156 (99.88%) voted “FOR” versus 4,551 (0.12%) that were voted “AGAINST” the above proposal. Therefore, the Special Committee and Board of Directors of Pansoft have declared the agreement of merger is adopted, which results in the Company becoming a privately held company. Once the modification of its business registration at British Virgin Islands is completed, its shares will no longer be listed on the NASDAQ Capital Market. Public shareholders of Pansoft will receive cash payments of $4.15 per share in return for their shares.

The replay of Pansoft’s 2012 Special Meeting is available at the website indicated below:

https://east.virtualshareholdermeeting.com/vsm/web.do?pvskey=pansoft12

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to maintain leadership as a provider of ERP software and services for the oil and gas industry in China. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 20-F, as amended. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com

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